Filed by Zions Bancorporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Amegy Bancorporation, Inc.

Commission File No.:000-22007

FORWARD-LOOKING STATEMENTS

Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Zions Bancorporation and Amegy Bancorporation, Inc., including future financial and operating results and performance; statements about Zions Bancorporation’s and Amegy Bancorporation, Inc.’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates”, “will”, “should”, “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of the management of Zions Bancorporation and Amegy Bancorporation, Inc. and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Zions Bancorporation and Amegy Bancorporation, Inc. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Zions Bancorporation and Amegy Bancorporation, Inc. may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) adverse governmental or regulatory policies may be enacted; (6) competition from other financial services companies; (7) economic conditions, either nationally or locally in areas in which Zions Bancorporation and Amegy Bancorporation, Inc. conduct their operations, being less favorable than expected; (8) changes in the interest rate environment reducing expected interest margins; and (9) legislation or regulatory changes, which adversely affect the ability of Zions Bancorporation or Amegy Bancorporation, Inc. to conduct the businesses in which they are engaged. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Zions Bancorporation and Amegy Bancorporation, Inc. filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Zions Bancorporation nor Amegy Bancorporation, Inc. undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Zions Bancorporation and Amegy Bancorporation, Inc. Zions Bancorporation has filed a Form S-4, Amegy Bancorporation has filed a proxy statement and both companies have filed or will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT AND ANY

OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation, One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787. You may obtain documents filed with the SEC by Amegy free of charge by contacting: Controller, Amegy Bancorporation, 4400 Post Oak Parkway, Houston, Texas 77027, (713) 235-8800.

ZIONS BANCORPORATION AT MERRILL LYNCH CONFERENCE

Date: November 16, 2005

On November 16, 2005 Zions Bancorporation Vice Chairman and Chief Financial Officer spoke at the Merrill Lynch Conference in New York. Mr. Arnold discussed certain matters relating to its proposed merger with Amegy Bancorporation, Inc. This filing contains a transcript of portions of the presentation relating to the proposed merger and slides presented during the presentation.

Note: words in brackets [ ] have been added for clarity.

CORPORATE SPEAKER

Doyle Arnold, Zions Bancorporation Vice Chairman and Chief Financial Officer

EXCERPTS FROM PRESENTATION

Doyle Arnold - Zions Bancorporation - CFO

What I’d like to do now is give you a brief update on where we are with the Amegy acquisition; what we think it does for us; what we have to do to make it work and so forth.

First of all Amegy should not be dilutive to our growth. In fact, they have grown topline faster than we have in terms of loans and deposits. Over most of the period covered by this graph chart going back to 2000, their growth benefited from some acquisitions and ours did not. We did not acquire any loans or deposits through acquisitions of banks in 2001. I just — we closed one in 2001 and early 2002 perhaps and nothing in ‘03 ‘04 and to date in ‘05 to speak of. There was one tiny one that closed in ‘02 or early ‘03 in Arizona but it was only $100 million.

They have done some significant ones but nonetheless their growth organically has been roughly comparable to ours during this time period. What they didn’t do as well over the same time period was two things. One is manage interest rate risks and two, is managed cost. This chart illustrates the divergence in their net interest margin from peers and ourselves. Again the orange line that ends at 4.59% is our — the scale now is blown up. It is the same data points you saw for us earlier, culminating in 4.59% — that is our net interest margin by quarter. The yellowish line is the peer average and the blue line is what has been happening to Amegy with a very steady decline from a larger net going back 4 or 5 years, was actually higher than ours to one that has been declining throughout when rates were coming down and when rates went back up; and is now significantly below ours.

They have pursued a very different strategy than we have with a large book of mortgage-backed securities to extend duration in some other investment securities which generated pricing pressure on their funding etc. and of course those securities were marked to market underwater as rates rose but not taken through the income statement. So, very difficult for them to get out of that position without destroying the quarter’s earnings.

We will soon as we get that approval again more aggressively repositioning that portfolio and then mark whatever is still on the books — it will be marked to market at the close, taken into goodwill — and we will be basically changing them from an extended duration by balance sheet assets strategy to extended duration with interest rate swaps strategy, much as the one we pursue.

They also let expenses get out of control. Again, they are the orange line that has risen to about 65%. We think there is no reason that we cannot get them down into something in the ballpark of our efficiency ratio. Our four banks that are most comparable to them in terms of size, asset mix, etc., operate with efficiency ratios ranging from the high 40s to the mid-50s. Company as a whole is in the mid-50s.

If we simply get them from their mid-60s down into that range, we will achieve the expense reductions that we suggested right after we announced the transaction and perhaps even then some. And we have now specifically identified expense cuts in the range of the two numbers on the bottom of this chart between $44 and $55 million. We are very confident that we can get to those numbers over the year to 18 months after the close.

So all we have to do to make this acquisition work out long-term is continue the growth — and I will point out that they continued to post very strong growth in the third quarter. Usually in an acquisition scenario, you talk about how much attrition will the acquired institution suffer. We talked about how much growth there would be when we announced the deal and in fact even though it closed in the early third — excuse me — was announced in early July, they posted very strong loan and deposit growth. The customer reception has been very good, no loss of key relationship officers etc. which I am aware of.

So the growth engine there remains intact. Their credit culture is fine. We want to maintain that, just tweak it and incorporate it into our credit process and then work on the efficiency ratio and on the interest rate risk management problems, both of which we think are quite tractable.

In terms of status, we — as I mentioned, they had a very strong third quarter, I think somewhat to the surprise of at least some analysts and investors. They made limited progress on the balance sheet restructuring, again waiting for certainty of close before they began to do that.

At this point they have probably taken about $150 million of mortgage-backs and other assets off the balance sheet. They did shrink eurodollar funding by several hundred million dollars in the third quarter. And again as we get close to close, we will begin to more aggressively wind down that securities portfolio and the high-cost funding.

The Amegy shareholders approved by a margin of, I think 98 or 99%, very strong approval. We issued, as I mentioned, last week the $600 million of subordinated debt to raise cash to fund the cash portion of the cash stock mix. And essentially we are waiting for Fed approval at this point. That could come at any time. We are not aware of any outstanding issues or information requests that the Fed — for which the Fed is awaiting response from us. So we are just now waiting on them.

So with a tack on — a mandatory as I understand it — 15 day waiting period after Fed approval before we are allowed to close under the antitrust laws, you get to an early December perhaps close or sometime in the few weeks thereafter.

So that is an update on Amegy. Now setting Amegy aside, what is going to drive growth in the next year or so? We still expect loan and deposit growth although I believe Heather has written a nice piece about regional banks, about slowdown. And I think we are not immune from that. I don’t think it pays to bet against the Fed. The Fed is clearly intent on achieving a slowdown so I don’t know that we will continue the strong double-digit loan growth in ‘06 that we have had in ‘04 and ‘05. It may slow by a few percentage points, outside of Nevada, I haven’t really seen signs of that yet but we think it is probably on the horizon.

Credit cost can’t get much lower. They are stellar. We don’t see anything on the horizon that says credit quality has deteriorated or is about to so it is not clear that costs will go up. But they can’t be a driver of increased earnings. Neither do we think that our margin can expand or will expand much from where it is. Best outlook is reasonably stable quarter to quarter, a few basis points either way with probably a slight bias downward but very slight.

Amegy’s margin on the other hand, when we — depending upon how much of the securities portfolio we get sold before close or very early after the close, our margin may be — reported margin may be compressed substantially for one quarter as we — until we get those off the books but basically we will be and believe that we can raise Amegy’s component of our margin to something reasonably close to what we have today, i.e., in the 4.5, 4.6% range. Let’s call it 4.4 to 4.6 as opposed to down in the 3.7, 3.8 range where they are today.

But that’ll take perhaps — to fully achieve that will take until probably late second quarter. We get most of it done in December and January.

Our efficiency ratio will also deteriorate immediately after Amegy and come back down as we get the costs out of there. We have suspended the stock buyback as (we got the checkmark on the wrong line here for which I apologize). We are not doing stock buybacks in ‘06. It is suspended as we rebuild capital and will remain so until probably late in ‘06. And then we will begin to phase it back in. Then just a caution. There’ll be a lot of noise in the quarter or two around the Amegy closing related to the purchase of accounting, increased goodwill, core deposit, intangibles, severance cost, stay in place bonuses and all of the kind of stuff that you are used to seeing.

So we will try to for the next quarter or two we will give you a progress report on how we are doing on the integration getting the costs out etc. and on the topline growth but the bottom line will be a little noisy for — certainly in the quarter in which we close and perhaps for one or two thereafter.

Questions and Answers

Unidentified Audience Member

(inaudible)

Doyle Arnold - Zions Bancorporation - CFO

Could you repeat that? I just couldn’t quite hear you.

Unidentified Audience Member

When you restructure Amegy’s assets are you going to be taking losses (indiscernible) portfolios?

Doyle Arnold - Zions Bancorporation - CFO

Yes.

Unidentified Audience Member

How would you handle that?

Doyle Arnold - Zions Bancorporation - CFO

First of all, the losses have been taken through the equity account already, up through September 30th. These securities have been marked to market through other comprehensive income so they hit the equity account directly but have not flowed through the income statement. The total magnitude of that mark-to-market loss at September 30th, I believe, was $25 or $30 million. Somewhere in that range. And it has probably increased $2 million or so since then. It is probably in the $40-something million range given the way interest rates have moved at this point.

What we sell — whatever is on the books the day we close will be marked-to-market on the day we close and that mark will be — just become a part of goodwill. That mark will not flow through the income statement. What we sell, what they sell before the close will hit their income statement and flow through net income.

So if they sell a couple hundred million and take a loss on it in December or so and we close in December, you’ll never see those results reported. And, again, they will start to diminish equity, however, and we will simply become a component of goodwill. Whatever is on our books the day after we close, if we sell anything it will have been marked-to-market. But after — then if we sell it the next day and rates have moved downward there’ll be a gain and we will take our gain. If rates have moved upward there’ll be a loss and we will take a loss.

So anything after that mark will flow through our income statement for a quarter or two. No impact, really, on the net equity, shareholders’ equity, whichever way it goes but that is one of the reasons for the noise in reported net income. It is one of the reasons we want to get as much of that portfolio restructured as quickly as we can so that we can reduce that noise.

There are 200 or 300 million of those securities that are pledged against municipal deposits that we won’t necessarily be able to sell until second quarter. So there’ll be some noise there that is not hedgeable but not a lot.

Unidentified Audience Member

(indiscernible—microphone inaccessible)

Doyle Arnold - Zions Bancorporation - CFO

Yes to 1, no to 2, yes to 3. Amegy will exert a strong downward bias initially on our reported margin but the fundamentals will improve pretty quickly as we restructure their portfolio. We are not terribly concerned about whether the Fed continues to tighten or not. That in itself won’t have a whole lot of impact on us. The implied forward yield curve anticipates at least three — about I think three more Fed tightenings. I think under that scenario we are probably roughly flat in the first year in asset-sensitive and the second year out. It’s the best we can measure it.

Merrill Lynch Banking and Financial Services Conference 16 November 2005

The Intermountain West’s
Largest Banking Company
• Total Assets Over $33 Billion ($40+ billion pro
forma
• 24
th
Largest Domestic Bank by Deposits
• S&P 500 Index
• NASDAQ Financial 100 Index
• Nearly 400 Offices and 500 ATMs in 8 States
)

Strategic Overview • Operate in high growth markets • Local banks, brands, management, incentives • Centralized: – Risk management – Tech & ops

Strategic Overview:
Implications
•
Operate in high growth markets
– High rate of RE development, business formation and
expansion
– Strong loan growth
•
Local management, brands
– Focus on relationship banking
– No scale for mass market advertising
– Limited consumer focus
– Deposit growth usually lags loan growth
– Loan growth dominated by small & mid mkt C&I and CRE

Strategic Overview: Implications • Risk profile: Loan quality high – Growth markets – Relationship banking – Earning assets grow without stretching for sub-prime – Consumer lending lags

Strategic Overview:
Implications
•
Risk profile:
NIM naturally high, but
volatile
– Earning assets dominated by variable rate
commercial lending
– Limited deposits to fund securities, e.g., MBS’s to
extend duration
– Interest rate swaps reduce asset sensitivity without
using expensive capital
• Extend duration, and
• Pick up yield (in ‘normal’ rate environment)

Source: SNL DataSource
Note: Deposit and asset growth from June 30, 2000 to June  30, 2005. Rank by bank deposits in state.
A Collection of Great Banks
Branches: 42
Deposits: $1.6B
Rank: 7
2004 ROAA: 0.8%
5-Yr. Dep. Growth: 2.3%
5-Yr. Asset Growth: 1.1%
Vectra Bank Colorado
Branches: 150
Deposits: $8.3B
Rank: 1 (UT) / 8 (ID)
2004 ROAA: 1.3%
5-Yr. Dep. Growth: 15.0%
5-Yr. Asset Growth: 9.3%
Zions Bank
Branches: 54
Deposits: $3.2B
Rank: 4
2004 ROAA: 1.4%
5-Yr. Dep. Growth: 20.3%
5-Yr. Asset Growth: 18.7%
National Bank of Arizona
Branches: 94
Deposits: $8.4B
Rank: 8
2004 ROAA: 1.5%
5-Yr. Dep. Growth: 9.7%
5-Yr. Asset Growth: 8.1%
California Bank & Trust
Branches: 1
Deposits: $0.4B
Rank: 17
2004 ROAA: 1.6%
5-Yr. Dep. Growth: 7.2%
5-Yr. Asset Growth: 11.9%
Commerce Bank of Washington
Branches: 78
Deposits: $5.9B
Rank: 7
2004 ROAA: 1.1%
5-Yr. Dep. Growth: 15.6%
5-Yr. Asset Growth: 16.2%
Amegy Bank
Commerce Bank of Oregon
Branches: 1
Branches: 70
Deposits: $3.0B
Rank: 5
2004 ROAA: 1.6%
5-Yr. Dep. Growth: 8.7%
5-Yr. Asset Growth: 7.9%
Nevada State Bank
th
th
th
th
st th
th
th

Our Growth Engine 114% 108% 60% 56% 52% 51% 46% 41% 37% 35% 29% 0% 20% 40% 60% 80% 100% 120% NV AZ TX UT ID ZION WA OR CA CO US Projected Population Growth 2005 – 2030 Source: Census Data

The Best Footprint in
Banking
2005 – 2010 Projected Weighted Average (by MSA) Population Growth
Source: SNL DataSource
Includes selected peers
11.4%
10.6%
10.3%
9.5%
8.9%
8.7% 8.7%
8.1%
7.7%
7.4%
7.1%
6.6%
6.5%
6.3% 6.3% 6.2%
5.7%
5.7%
5.6%
5.5%
5.1%
5.0%
3.1%
3.0% 3.0%
3.0% 3.0%
2.9%
2.4%
2.0%
11.1%
0%
2%
4%
6%
8%
10%
12%

Drivers of Recent EPS Growth No significant write-offs Stock buybacks Improving efficiency ratio Expanding net interest margin Lower credit costs Loan and deposit growth 2003-05

Franchise Growth 25,400 27,492 15,000 17,000 19,000 21,000 23,000 25,000 27,000 29,000 Deposits Loans (incl sold and serviced)

Loan Growth
By Loan Type
9%
2,050 745 1,305 24,037 22,732 TOTAL
14%
43 43 343 300 Other
-3%
(194) (194) 5,901 6,095 Consumer
15%
1,125 173 952 8,486 7,534 CRE
12%
1,076 572 504 9,307 8,803 C&I
% Increase
Gross
Increase Sold Increase 9/30/05 12/31/04

Loans by Purpose
(9/30/2005)
CRE
Construction -
Residential
12%
CRE
Construction -
Commercial
7%
Consumer
25%
Commercial &
Industrial
39%
CRE Term
17%
Loans by Purpose
(9/30/2005)
Consumer
25%
CRE Term
17%
Commercial
39%
CRE
Construction
19%
CRE Loans
A Diversified Portfolio

Collateral Location Arizona
Northern
California
Southern
California Nevada Colorado Utah/ Idaho
Commercial Term
Industrial 0.96% 0.68% 2.63% 0.06% 0.67% 0.25%
Office 1.88% 0.55% 3.79% 2.48% 1.17% 1.92%
Retail 1.23% 0.82% 2.51% 1.80% 0.25% 0.44%
Hotel/Motel 1.41% 0.42% 0.81% 0.45% 0.31% 1.14%
A&D 0.21% 0.08% 0.24% 0.52% 0.11% 0.37%
Medical 0.60% 0.10% 0.45% 0.48% 0.02% 0.17%
Recreation/Restaurant 0.51% 0.10% 0.45% 0.19% 0.07% 0.10%
Multifamily 0.10% 0.45% 1.94% 0.59% 0.34% 0.76%
Other 0.94% 0.34% 1.97% 1.09% 0.38% 1.72%
Total Commercial Term 7.84% 3.55% 14.78% 7.66% 3.32% 6.87%
Residential Construction
Single Family Housing 4.87% 0.99% 4.69% 0.87% 0.91% 0.13%
Land Acquisition & Development 3.69% 1.24% 3.89% 1.78% 0.63% 0.34%
Total Residential Construction 8.57% 2.23% 8.58% 2.65% 1.54% 0.47%
Commercial Construction
Industrial 0.33% 0.00% 0.17% 1.39% 0.33% 0.03%
Office 0.26% 0.15% 0.54% 0.90% 0.07% 0.03%
Retail 1.79% 0.01% 0.35% 1.29% 0.34% 0.03%
Hotel/Motel 0.42% 0.00% 0.00% 0.06% 0.02% 0.08%
A&D 1.05% 0.02% 0.60% 1.15% 0.34% 0.12%
Medical 0.20% 0.00% 0.02% 0.28% 0.02% 0.00%
Recreation/Restaurant 0.02% 0.00% 0.04% 0.00% 0.00% 0.00%
Other 0.32% 0.02% 0.24% 0.07% 0.05% 0.02%
Apartments 0.50% 1.07% 1.26% 0.50% 0.69% 0.01%
Total Commercial Construction 4.90% 1.28% 3.21% 5.65% 1.85% 0.31%
TOTAL CONSTRUCTION
13.5% 3.5% 11.8% 8.3% 3.4% 0.8%
TOTAL CRE 21.30% 7.07% 26.57% 15.96% 6.71% 7.65%
Washington/
Oregon Other Total
Product as
% Loan
Type
Product as %
Total CRE
0.26% 0.21% 5.72% 11.5% 5.7%
0.10% 1.41% 13.31% 26.8% 13.3%
0.15% 0.10% 7.29% 14.7% 7.3%
0.11% 0.89% 5.54% 11.2% 5.5%
0.18% 0.13% 1.84% 3.7% 1.8%
0.01% 0.08% 1.92% 3.9% 1.9%
0.00% 0.37% 1.81% 3.6% 1.8%
0.09% 0.46% 4.72% 9.5% 4.7%
0.06% 1.01% 7.51% 15.1% 7.5%
0.97% 4.66% 49.65% 100.0% 49.7%
0.00% 4.85% 17.33% 34.4% 17.3%
0.04% 1.72% 13.33% 26.5% 13.3%
0.04% 6.57% 30.66% 60.9% 30.7%
0.09% 0.11% 2.45% 4.9% 2.5%
0.00% 0.46% 2.41% 4.8% 2.4%
0.06% 0.47% 4.34% 8.6% 4.3%
0.00% 0.23% 0.82% 1.6% 0.8%
0.09% 0.08% 3.44% 6.8% 3.4%
0.00% 0.07% 0.58% 1.2% 0.6%
0.00% 0.02% 0.08% 0.2% 0.1%
0.03% 0.21% 0.96% 1.9% 1.0%
0.03% 0.54% 4.60% 9.1% 4.6%
0.30% 2.19% 19.69% 39.1% 19.7%
0.3% 8.8% 50.3% 100.0% $1
1.31% 13.42% 100.00%
A Diversified CRE Portfolio
Weighted Average LTV: 59.1%

Strong DDA Growth Average Quarterly Balance ($ millions) 6,444 7,443 5,000 5,500 6,000 6,500 7,000 7,500 8,000 3Q04 3Q05 +15.5%

Strong Asset Quality
Relative to Peers
Note: Peer group is defined as U.S. bank holding companies with assets >
$10 billion.
0.10%
0.32%
0.00%
0.10%
0.20%
0.30%
0.40%
0.50%
0.60%
0.70%
0.80%
Zions Peers
NCOs as % of Average Total Loans (Annualized)

Reserves to Non Performing
Assets
Source: SNL
Peer: Assets > $10 billion
Reserves/NPAs
50%
100%
150%
200%
250%
300%
350%
400%
Q1-
99
Q2-
99
Q3-
99
Q4-
99
Q1-
00
Q2-
00
Q3-
00
Q4-
00
Q1-
01
Q2-
01
Q3-
01
Q4-
01
Q1-
02
Q2-
02
Q3-
02
Q4-
02
Q1-
03
Q2-
03
Q3-
03
Q4-
03
Q1-
04
Q2-
04
Q3-
04
Q4-
04
Q1-
05
Q2-
05
Q3-
05
Zions Bancorporation Peer Median

Asset Quality – Zions 0.35% 0.10% -1.00% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% Non-performing Asset Ratio Net Charge-off Ratio

Zions NIM vs. 30-Day LIBOR Stable Margin in a Volatile Environment 4.59% 3.86% 3.49% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% 7.00% ZION NIM Libor Top 50 Bank NIM Avg

Stable Margin in a Volatile Environment Standard Deviation in NIM (03/01 - 09/05) 0.20 0.33 0.32 0.32 0.47 0.26 0.33 0.25 0.15 0.23 0.15 - 0.10 0.20 0.30 0.40 0.50 Source: SNL

Managing Interest Rate Risk
•
Core loan and deposit growth drives the size of
balance sheet
– Loan securitizations as a funding vehicle
– Securities portfolio as a funding vehicle
•
Natural asset-sensitivity
– 70% of loans are floating rate
– Funded with core deposits
•
Use of interest rate swaps to mitigate asset-
sensitivity
– Maintain a neutral to slightly asset sensitive position
– Avoid using securities to adjust position

Improving Expense Management Source: SNL peer data defined as top 50 U.S. banks by asset size 55.2 57.0 50 52 54 56 58 60 62 64 Zions Bancorporation Peer Average

Growing Revenue
Improving Efficiency
58.5
57.3
57.4
56.6
57.2
55.2
53.00
54.00
55.00
56.00
57.00
58.00
59.00
2000 2001 2002 2003 2004 YTD-3Q05*
800.00
1,000.00
1,200.00
1,400.00
1,600.00
1,800.00
2,000.00
2,200.00
2,400.00
Revenue Efficiency Ratio

93 115 138 143 194 162 283 256 338 406 469 0 50 100 150 200 250 300 350 400 450 500 Net Income * 3Q YTD Annualized Net Income

$1.42 $1.69 $1.92 $1.75 $2.26 $1.86 $3.07 $2.78 $3.72 $4.47 $5.12 $0 $1 $2 $3 $4 $5 $6 Earnings Per Share * 3Q YTD Annualized EPS

Another “Picture Perfect Quarter”
3Q 2005
• Record EPS of $1.34 per share
• ROE of 16.41%
• Taxable-Equivalent Revenue Growth of
13% LQA
• Double-Digit Loan and Deposit Growth
• Stable Net Interest Margin
• Solid Credit Quality

Amegy Bank Acquisition Update: Completing the Footprint

$14.2
$17.1
$18.8
$19.7
$22.4
$23.6
$16.7
$19.8
$21.9
$23.2
$27.0
$28.6
$0
$5
$10
$15
$20
$25
$30
$35
2000 2001 2002 2003 2004 9/30/05
ZION Pro Forma ZION
Amegy Enhances Growth
Amegy’s growth has been consistent with Zions’ superior growth rates
Loans ($ bn) Deposits ($ bn)
$15.1
$17.8
$20.1
$20.9
$23.3
$25.4
$18.2
$21.3
$24.0
$25.3
$28.9
$31.8
$0
$5
$10
$15
$20
$25
$30
$35
2000 2001 2002 2003 2004 9/30/05
ZION Pro Forma ZION

Interest Rate Risk Zions NIM vs. 30-Day LIBOR 3.73% 4.59% 3.49% 3.00% 3.20% 3.40% 3.60% 3.80% 4.00% 4.20% 4.40% 4.60% 4.80% 5.00% ZION NIM Top 50 Bank NIM Avg Amegy

Expense Management Source: SNL peer data defined as top 50 U.S. banks by asset size 55.22 57.00 65.93 52 54 56 58 60 62 64 66 68 Zions Bancorporation Peer Average Amegy

Bringing Expenses In Line
$55MM (21%) Cost Reduction required to bring
Amegy to 53%
$44MM (17%) Cost Reduction required to bring
Amegy to 56%
53% Zions Subsidiary Bank Eff. Ratio
(avg)
56% Zions Efficiency Ratio
67% Amegy Efficiency Ratio

Amegy Acquisition
• Continue the great organic growth
• Maintain the credit culture
• Improve interest rate risk management
• Improve efficiency
A unique opportunity to create the
best growth franchise in banking

Amegy Acquisition--Status
• Strong third quarter—growth continued, expenses
declined
• Limited progress on balance sheet restructuring
• Amegy shareholders approved
• Awaiting Fed approval
• $600 million sub debt issued to raise cash
• Close expected Dec or Jan

Looking to the Future

Drivers of EPS Growth
Noise from Amegy closing, balance sheet
restructuring
No significant write-offs
Stock buybacks
Improving efficiency ratio
Expanding net interest margin
Lower credit costs
Loan and deposit growth
03-05 06

Additional Information and Where to Find It
Zions Bancorporation will file a Form S-4, Amegy Bancorporation will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC).  INVESTORS ARE URGED TO READ
THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY
OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, you may obtain documents filed with the SEC by Zions free of charge by contacting: Investor Relations, Zions Bancorporation,
One South Main Street, Suite 1134, Salt Lake City, Utah 84111, (801) 524-4787.   You may
obtain documents filed with the SEC by Amegy free of charge by contacting: Controller, Amegy
Bancorporation, 4400 Post Oak Parkway, Houston, Texas 77027, (713) 235-8800.
Interest of Certain Persons in the Merger
Zions, Amegy, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Amegy’ s shareholders in connection with the merger.  Information about the directors and executive officers of Zions and their ownership of
Zions stock is set forth in the proxy statement for Zions’ 2005 Annual Meeting of Shareholders.
Information about the directors and executive officers of Amegy and their ownership of Amegy stock is set forth in the proxy statement for Amegy’s 2005 Annual Meeting of Shareholders.
Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.
Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.

Forward-Looking Statements
This presentation contains statements regarding the projected performance of Zions Bancorporation.  These statements constitute forward-looking information within the meaning of the Private Securities
Litigation Reform Act.  Actual results or achievements may differ materially from the projections provided in this presentation since such projections involve significant known and unknown risks and
uncertainties.  Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which Zions Bancorporation conducts their operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; legislation or regulatory changes, which adversely affect the ability of the company to conduct the business in which the company would be engaged; delays in adoption of digital certificates for online services. Zions Bancorporation disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

Merrill Lynch Conference 16 November 2005